EXHIBIT 99.1

GOLD STANDARD CLOSES C$38 MILLION FINANCING

February 22, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV, NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) is pleased to announce that it has closed the underwritten and non-brokered offerings (the “Public Offering” and “Private Placement”, respectively), previously announced on February 1st and upsized on February 5th, for aggregate gross proceeds of C$38,184,202 following the issuance of 18,626,440 common shares (“Common Shares”) at a price of C$2.05 per Common Share (“Offering Price”).

Pursuant to the Public Offering the Company issued 13,750,440 Common Shares, including 1,554,440 Common Shares issued on partial exercise of the over-allotment option granted to the underwriters, at the Offering Price for gross proceeds of C$28,188,402.

Goldcorp Inc. (“Goldcorp”) (TSX:G; NYSE:GG) purchased, as part of the Private Placement, 2,195,100 Common Shares of the Company at the Offering Price for total proceeds of C$4,499,955, and now owns 25,098,462 Common Shares of Gold Standard, which represents approximately 9.9% of the Company’s issued and outstanding Common Shares on a non-diluted basis.

OceanaGold Corp. (“OceanaGold”) (TSX:OGC; ASX:OGC) purchased, as part of the Private Placement, 2,680,900 Common Shares of the Company at the Offering Price for total proceeds of C$5,495,845, and now owns 39,483,552 Common Shares of Gold Standard, which represents approximately 15.6% of the Company’s issued and outstanding Common Shares on a non-diluted basis.

The net proceeds of the Public Offering and the Private Placement will be used for continued exploration and early-stage development at the Company’s 100% owned Railroad-Pinion Project and for working capital purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Gold Standard has been advised that Goldcorp acquired ownership of 2,195,100 Common Shares at a price of C$2.05 per share for an aggregate subscription price of C$4,499,955.  Accordingly, Goldcorp acquired ownership of 2,195,100 Common Shares, representing approximately 0.87% of the issued and outstanding Common Shares. Following the acquisition, Goldcorp owns 25,098,462 Common Shares, representing approximately 9.92% of the issued and outstanding Common Shares. Goldcorp acquired the securities for investment purposes. Goldcorp will evaluate its investment in Gold Standard from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease shareholdings as circumstances require. The exemption relied on for the acquisition of the Common Shares is Section 2.10 of National Instrument 45-106 – Prospectus and Registration Exemptions. A copy of the Early Warning report filed by Goldcorp in connection with the acquisition is available on Gold Standard’s SEDAR profile.  Goldcorp’s head office is located at Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Mineral Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com